EXHIBIT 21.1
SUBSIDIARIES OF SYNOPSYS, INC.*

Name	Jurisdiction of Incorporation
ARC International (UK) Ltd.	United Kingdom
ARC International Intellectual Property, Inc.	California
ARC International US Holdings, Inc.	Delaware
Coverity, LLC	Delaware
Magma Design Automation B.V.	Netherlands
Nihon Synopsys G.K.	Japan
SNPS Netherlands Holding Cooperatief U.A.	Netherlands
Synopsys (India) Private Limited	India
Synopsys Emulation and Verification S.A.S.	France
Synopsys Finland OY	Finland
Synopsys Global Kft.	Hungary
Synopsys International Limited	Ireland
Synopsys International Old Limited	Ireland
Synopsys Ireland Limited	Ireland
Synopsys Netherlands B.V.	Netherlands
Synopsys Taiwan Co., Ltd.	Taiwan
Virage Logic LLC	Delaware

*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Synopsys, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.